Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM’S FIRST QUARTER 2026 RESULTS RELEASE
SCHEDULED FOR APRIL 30, 2026

- Conference Call Scheduled for Thursday, April 30, 2026 at 9:00am ET -

KFAR SAVA, Israel, March 31, 2026 -- Silicom Ltd. (NASDAQ: SILC), an industry-leading provider of high-performance server/appliances networking solutions, announced today that it will be releasing its first quarter 2026 results on Thursday, April 30, 2026.

The Company will be hosting a conference call on that same day at 9:00am Eastern Time. On the call, management will review and discuss the results, and will also be available to answer investors’ questions, following the prepared remarks.

To participate, investors may either listen via a webcast link hosted on Silicom’s website or via the dial-in. The link will be under the investor relations webcast section of Silicom’s website at https://www.silicom-usa.com/webcasts/

For those that wish to dial in via telephone, one of the following teleconferencing numbers may be used:

US: 1 866 860 9642

ISRAEL: 03 918 0609

INTERNATIONAL: +972 3 918 0609

At: 9:00am Eastern Time, 6:00am Pacific Time, 4:00pm Israel Time

It is advised to connect to the conference call a few minutes before the start.

For those unable to listen to the live call, a replay of the call will be available for three months from the day after the call under the above-mentioned webcast section of Silicom’s website.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions.  Designed to optimize performance and efficiency in Cloud, Data Center and Edge environments, Silicom’s solutions increase throughput and minimize latency, serving as the infrastructure backbone for today’s most critical technologies. Our innovations empower high-demand workloads across Artificial Intelligence (AI) inference, SD-WAN, SASE, cyber security, fabric switching, NFV, and more.

Our comprehensive portfolio, including high-speed server adapters, advanced hardware offloading and acceleration engines, AI NICs, FPGA-based smart cards, Post Quantum Cryptography (PQC) hardware accelerators, white label switches and Edge CPEs, is used by Tier-1 customers throughout the world, including cloud players, service providers and OEMs, to enable their networks to scale efficiently. With engineering excellence, a strong financial position and a legacy of over 400 active Design Wins, Silicom serves as the "go-to" connectivity and performance partner for technology leaders around the globe, and drives the next generation of infrastructure. For more information, please visit: www.silicom.co.il

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor Relations Contact: Ehud Helft EK Global Investor Relations Tel: +1 212 378 8040 E-mail: silicom@ekgir.com